

January 7, 2011

Mr. Jie Li
  Chief Financial Officer
CHINA AUTOMOTIVE SYSTEMS, INC.
No. 1 Henglong Road, Yu Qiao Development Zone
Shashi District, Jing Zhou City
Hubei Province, People's Republic of China

      Re: China Automotive Systems, Inc.
               Item 4.01 Form 8-K
               Filed December 13, 2010
               File No. 0-33123

Dear Mr. Li:

      We have completed our review of your filing and do not have any further comments at this time.

               Sincerely,

               Beverly A. Singleton
               Staff Accountant